Condensed Consolidated Interim Financial Statements

For the Second Quarter Ended June 30, 2013

Augusta Resource Corporation
Condensed Consolidated Interim Statements of Financial Position
(Unaudited - in U.S. dollars)

		June 30,	December 31,
	Notes	2013	2012
ASSETS
Current assets
Cash and cash equivalents		$6,387,924	$29,050,005
Short-term investments	5	169,678	260,770
Accounts receivable	10b	6,294,101	4,548,032
Due from related parties	11	90,886	18,174
Current portion of other assets	5	750,000	750,000
Prepaids and other		1,829,505	361,802
		15,522,094	34,988,783
Non-current assets
Deposits on long-lead equipment	4	11,670,924	11,670,924
Development costs	6	166,939,632	152,708,037
Property, plant, and equipment	4	86,034,823	83,302,232
Mineral properties	6	24,592,564	24,592,564
Other assets	5	1,941,053	2,337,902
		$306,701,090	$309,600,442

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	7	$4,273,841	$6,220,268

Non-current liabilities
Deferred income tax liability		3,123,108	3,516,000
Long-term debt	8	89,433,682	86,837,755
Total liabilities		96,830,631	96,574,023
Shareholders' equity
Share capital	9	220,704,583	220,339,132
Reserves		26,891,210	26,416,067
Deficit		(37,725,334)	(33,728,780)
		209,870,459	213,026,419
		$306,701,090	$309,600,442
Commitments	13

On Behalf of the Board of Directors

/S/ Lenard F. Boggio	/S/ Gilmour Clausen
Lenard F. Boggio, Director	Gilmour Clausen, Director

Augusta Resource Corporation
Condensed Consolidated Interim Statements of Comprehensive Loss
(Unaudited - in U.S. dollars)

		Three months ended June 30,		Six months ended June 30,
	Notes	2013	2012	2013	2012

EXPENSES
Salaries and benefits	11	$479,354	$501,811	$961,298	$1,017,613
Stock-based compensation	9	469,119	352,047	1,024,961	1,404,682
Exploration and project investigation		286,834	295,472	1,002,846	581,897
Legal, accounting and audit		185,648	193,394	461,668	318,526
Travel		79,704	92,051	104,095	109,796
Consulting		21,299	15,719	31,910	21,194
Filing and regulatory fees		30,177	26,188	87,993	93,499
Recruiting fees		847	29,587	847	29,876
Office and administration	11	146,730	120,632	238,528	199,873
Rent	11	81,534	61,770	160,245	110,353
Investor relations		22,471	62,456	65,360	81,205
Directors' fees		47,819	49,141	93,405	98,410
Insurance		104,499	84,116	193,986	168,772
Membership and conferences		5,041	4,072	5,998	7,744
Amortization and depreciation		107,250	71,982	193,768	137,471
Fiscal and advisory services		10,884	19,475	14,918	24,728
Loss from operations		(2,079,210)	(1,979,913)	(4,641,826)	(4,405,639)
Interest and other income		462,910	140,070	633,658	313,332
Other expenses		(136,889)	(192,537)	(266,589)	(310,319)
Gain (loss) on shares and warrants		15,425	647,467	(80,370)	1,199,277
Foreign exchange loss		(29,830)	(131,540)	(21,467)	(22,461)
Interest and finance charges		(8,085)	(4,625)	(12,852)	(9,266)
Loss before taxes		(1,775,679)	(1,521,078)	(4,389,446)	(3,235,076)
Deferred income tax (expense) recovery		(10,427)	295,791	392,892	542,290

Net comprehensive loss for the period		$(1,786,106)	$(1,225,287)	$(3,996,554)	$(2,692,786)

Loss per share
- Basic		$(0.01)	$(0.01)	$(0.03)	$(0.02)
- Diluted		$(0.01)	$(0.01)	$(0.03)	$(0.02)
Weighted average number of shares outstanding -
- Basic		144,349,352	144,078,394	144,242,900	143,833,483
- Diluted		144,349,352	144,078,394	144,242,900	143,833,483

See accompanying notes to the condensed consolidated interim financial statements

Augusta Resource Corporation
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited - in U.S. dollars)

			Six months ended June 30,
		Notes	2013	2012
Cash flows used in operating activities
Net comprehensive loss for the period			$(3,996,554)	$(2,692,786)
Items not involving cash
Amortization and depreciation			193,768	137,471
Unrealized foreign exchange loss			21,943	29,084
Accretion income			(140,082)	(172,279)
Stock-based compensation			1,024,961	1,404,682
Deferred income tax recovery			(392,892)	(542,290)
Loss (gain) on shares, warrants and other			77,232	(1,199,277)
			(3,211,624)	(3,035,395)
Changes in non-cash working capital items		10a	(715,908)	(354,862)
Cash used in operating activities			(3,927,532)	(3,390,257)
Financing activities
Shares issued for cash		9c	11,297	1,681,460
Prepaid debt issuance costs			(1,056,791)	-
Cash provided used in financing activities			(1,045,494)	1,681,460

Investing activities
Deposits on long-lead equipment			(738,831)	(1,864,692)
Development cost expenditures			(12,015,449)	(14,729,351)
Property, plant and equipment expenditures			(3,645,809)	(2,885,324)
Advances to joint venture		10b	(1,667,626)	(1,861,797)
Proceeds from long-term receivable			750,000	750,000
Proceeds from insurance			-	920,455
Purchase of other assets			(350,089)	-
Cash used in investing activities			(17,667,804)	(19,670,709)

Effect of exchange rate changes on cash and cash equivalents			(21,251)	(28,204)
Decrease in cash and cash equivalents			(22,662,081)	(21,407,710)
Cash and cash equivalents, beginning of period			29,050,005	31,016,782
Cash and cash equivalents, end of period	$		6,387,924	$9,609,072

Supplemental cash flow information on non-cash transactions		10

See accompanying notes to condensed consolidated interim financial statements

Augusta Resource Corporation
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited - in U.S. dollars except for shares)

	Common Shares without				Total
	Par Value				Shareholders'
	Shares	Amount	Reserves	Deficit	Equity

Balance at December 31, 2012	144,086,728	$220,339,132	$26,416,067	$(33,728,780)	$213,026,419
Proceeds from exercise of stock options	16,667	16,596	(5,299)	-	11,297
Restricted shares and restricted share units issued, net of forfeitures	248,667	348,855	(348,855)	-	-
Stock-based compensation expense	-	-	1,025,050	-	1,025,050
Stock-based compensation capitalized	-	-	(195,753)	-	(195,753)
Net comprehensive loss for the period	-	-	-	(3,996,554)	(3,996,554)
Balance at June 30, 2013	144,352,062	$220,704,583	$26,891,210	$(37,725,334)	$209,870,459

	Common Shares without				Total
	Par Value				Shareholders'
	Shares	Amount	Reserves	Deficit	Equity

Balance at December 31, 2011	143,160,392	$217,557,562	$22,113,694	$(24,009,903)	$215,661,353
Proceeds from exercise of stock options	781,668	2,392,785	(711,325)	-	1,681,460
Restricted shares and restricted share units issued, net of forfeitures	136,334	376,889	(376,889)	-	-
Stock-based compensation expense	-	-	1,404,895	-	1,404,895
Stock-based compensation capitalized	-	-	843,873	-	843,873
Net comprehensive loss for the period	-	-	-	(2,692,786)	(2,692,786)
Balance at June 30, 2012	144,078,394	$220,327,236	$23,274,248	$(26,702,689)	$216,898,795

See accompanying notes to condensed consolidated interim financial statements

Augusta Resource Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2013 and 2012
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

1.	NATURE OF OPERATIONS

Augusta Resource Corporation (the “Company”) is a development stage enterprise engaged in the exploration and development of mineral properties in North America. The Company is incorporated under the Canada Business Corporations Act and its registered office is Suite 600, 837 West Hastings Street, Vancouver, British Columbia V6C 3N6. The Company is domiciled in Canada and its shares are listed on the Toronto Stock Exchange and NYSE MKT under the symbol “AZC”. The Company’s most significant asset is the Rosemont copper project (“Rosemont”) which is located near Tucson, Arizona. The realization of the Company’s investment in Rosemont is dependent upon various factors, including, but not limited to, the ability to obtain the necessary financing to complete the development of Rosemont, future profitable operations, or, alternatively, the ability to dispose of the property at amounts sufficient to recover capitalized expenditures.

These condensed consolidated interim financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities in the normal course of business for the foreseeable future. The Company incurred a net comprehensive loss of $4.0 million for the six months ended June 30, 2013 and requires additional funding in the third quarter in order to meet its obligations as they come due.

The Company’s forecast cash requirements for the next twelve months require significant expenditures on the Rosemont project, which exceeds the working capital. This factor indicates the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern and the Company’s ability to continue is dependent on the Company raising additional debt or equity financing. The Company must obtain additional funding in order to continue development of the Rosemont project until such time as permitting is completed and the Company can initiate construction on the project. On August 14, 2013 the Company entered into a Notes Purchase Agreement with two of its existing major shareholders providing for the Company to issue an aggregate of Cdn $10 million in convertible unsecured notes of the Company (Note 15a). Furthermore, the Company is currently negotiating project financing terms with a number of lending institutions, which the Company believes will result in the Company obtaining the project financing required to fund the construction of the Rosemont project. However there is no assurance that such additional funding and/or project financing will be obtained or obtained on commercially favourable terms (Note 15b). These condensed consolidated interim financial statements do not give effect to any adjustment which would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the condensed consolidated interim financial statements.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of compliance

These condensed consolidated interim financial statements are unaudited and have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). Accordingly, these interim consolidated financial statements do not include all information and footnotes required by International Financial Reporting Standards as issued by the IASB and interpretations of the International Financial Reporting Interpretation Committee (together “IFRS”) for complete financial statements for year-end reporting purposes. The accounting policies applied by the Company in these condensed consolidated interim financial statements are the same as those applied to the consolidated financial statements as at and for the year ended December 31, 2012, except for those described in Note 2d. The condensed consolidated interim financial statements were authorized for issue in accordance with a resolution from the Board of Directors on August 12, 2013.

Augusta Resource Corporation
Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2013 and 2012
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

(b)	Basis of presentation

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for certain financial instruments, which are measured at fair value, as explained in the accounting policies set out in Note 12. In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates. The Company used estimates in determining the fair value of its Ely receivable, warrant liability, and stock-based compensation expense. The most significant judgements in preparing the condensed consolidated interim financial statements related to the determination of the Company’s functional currency and the determination that the Rosemont project is in the development stage.

(c)	Basis of consolidation

The condensed consolidated interim financial statements of the Company include the following significant subsidiaries:

	Place of	Percentage
Name of Subsidiary	Incorporation	Ownership
Rosemont Copper Company	USA	100%
Cobre Verde Development Corporation	USA	100%

The Company consolidates all of its subsidiaries on the basis that it controls these subsidiaries through its ability to govern their financial and operating policies. The Company accounts for the assets and liabilities of its 92.05% interest in the Rosemont project, which is held by Rosemont Copper Company (“RCC”) and its 79.46% interest (December 31, 2012 - 63.08%) in JPAR LLC, which is held by Cobre Verde Development Corporation (Notes 2d and 3). All intercompany transactions and balances are eliminated on consolidation.

(d)	Adoption of New or Amended IFRS

On January 1, 2013, the Company adopted the following new accounting standards that were previously issued by the IASB:

Consolidated Financial Statements
IFRS 10, Consolidated Financial Statements, replaces the guidance on control and consolidation in IAS 27, Consolidated and Separate Financial Statements, and SIC-12, Consolidation – Special Purpose Entities. IFRS 10 requires consolidation of an investee only if the investor possesses power over the investee, has exposure to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect its returns. Detailed guidance is provided on applying the definition of control. The accounting requirements for consolidation have remained largely consistent with IAS 27. The Company applied IFRS 10 at January 1, 2013, and did not have an impact on the condensed consolidated interim financial statements.

Augusta Resource Corporation
Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2013 and 2012
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

Joint Arrangements
IFRS 11, Joint Arrangements, replaces IAS 31, Interests in Joint Ventures and SIC-13, Jointly Controlled Entities – Non-Monetary Contributions by Venturers. IFRS 11 provides for a principles-based approach to the accounting for joint arrangements that requires an entity to recognize its contractual rights and obligations arising from its involvement in joint arrangements. A joint arrangement is an arrangement in which two or more parties have joint control. Under IFRS 11, joint arrangements are classified as either a joint operation or a joint venture, whereas under IAS 31, they were classified as a jointly controlled asset, jointly controlled operation or a jointly controlled entity. IFRS 11 requires the use of the equity method of accounting for interests in joint ventures, whereas IAS 31 permitted a choice of the equity method or proportionate consolidation for jointly controlled entities. Under IFRS 11, for joint operations, each party recognizes its respective share of the assets, liabilities, revenues and expenses of the arrangement generally resulting in proportionate consolidation accounting. The Company applied IFRS 11 retrospectively by reassessing the type of, and accounting for, each joint arrangement in existence at January 1, 2013. No significant impacts resulted on the condensed consolidated interim financial statements.

Disclosure of interest in other entities
IFRS 12, Disclosure of Interest in Other Entities, establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, structured entities, and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities and the effects of those interests on its financial statements. Disclosures arising from the adoption of IFRS 12 can be found in Note 3 in the condensed consolidated interim financial statements.

Fair value measurement
IFRS 13, Fair Value Measurement, sets out a single IFRS framework for measuring fair value, clarifies the definition of fair value, and enhances disclosures about fair value measurements. The Company applied IFRS 13 prospectively at January 1, 2013, and did not have an impact on the condensed consolidated interim financial statements.

Future Accounting Changes

Financial instruments
IFRS 9, Financial Instruments: Classification and Measurement, effective for annual periods beginning on or after January 1, 2015, with early adoption permitted, introduces new requirements for the classification and measurement of financial instruments. Management anticipates that this standard will be adopted in the Company's financial statements for the period beginning January 1, 2015, and has not yet considered the potential impact of the adoption of IFRS 9.

3.	INTERESTS IN JOINT ARRANGEMENTS

a)	Rosemont Project

On September 16, 2010, RCC and United Copper & Moly LLC (“UCM” or “Partner”) executed an Earn-In Agreement (“EI Agreement”) whereby UCM can earn up to a 20% interest in the Rosemont project by funding $176 million of Rosemont expenditures. Under the terms of the EI Agreement, UCM will contribute cash into the Rosemont project as follows: Tranche 1 - a maximum $70 million for permitting, engineering, deposits on long-lead equipment purchases and on-going support activities (collectively “Pre-Construction Costs”) until such time as the material permits are granted and Tranche 2 - $106 million for construction costs. Once UCM has earned its 20% interest in the Rosemont project, Rosemont expenditures will be shared pro-rata 80/20. In the third quarter of 2011, UCM completed its Tranche 1 cash investment of $70 million and earned a 7.95% interest in the Rosemont project. The Company is currently funding the Pre-Construction Costs until such time the Record of Decision (“ROD”) and project financing is in place.

Augusta Resource Corporation
Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2013 and 2012
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

Under the EI Agreement, the Company will contribute the Rosemont property valued at $704 million and UCM will contribute up to $176 million in cash to the Rosemont project to earn its respective interest.

The following is a summary of selected financial information of the Rosemont project which is considered to be a joint operation at June 30, 2013 and December 31, 2012 on a 92.05% basis:

	June 30,	December 31,
Statement of Financial Position	2013	2012
Cash and cash equivalents	$24,959	$224,709
Other current assets	1,747,182	197,745
Non-current assets	276,994,393	262,543,496
Liabilities	(3,626,672)	(5,338,015)
Deficit	2,517,965	2,183,260

	Six months ended June 30,
Statement of Cash Flows	2013	2012
Cash used in operating activities	$(1,123,204)	$(520,047)
Cash provided by financing activities	17,028,410	22,000,000
Cash used in investing activites	(16,104,956)	(20,092,363)
Increase (decrease) in cash and cash equivalents	(199,750)	1,387,590
Cash and cash equivalents, beginning of period	224,709	1,435,479
Cash and cash equivalents, end of period	$24,959	$2,823,069

For the six months ended June 30, 2013, the Rosemont project incurred incidental ranching income and expenses that resulted in an operating loss of $0.3 million (2012 - $0.6 million).

UCM did not acquire any interest in the Rosemont project during the six months ended June 30, 2013 and 2012 and accordingly, the Company did not recognize any gain or loss on sale of interest.

In the fourth quarter of 2011, the Company and UCM entered into a funding arrangement whereby the Company would provide funding for the Rosemont project for Pre-Construction Costs and is repayable after the ROD has been received. During the six month ended June 30, 2013, the Company advanced $18.5 million (Cumulative to-date - $68.5 million) to the Rosemont project (See Note 10b).

b)	JPAR LLC

On August 24, 2012, Cobre Verde Development Corporation (“CVDC”) and SICAN Inc., a wholly-owned subsidiary of Community Water Company of Green Valley (“CWCGV”) entered into a joint arrangement (“JPAR”) to construct and operate the CWCGV CAP Water Delivery System (the “CAP WDS”) in order to replenish the groundwater used for the Rosemont mining operation. JPAR is governed by an Operating Agreement which outlines the roles and responsibilities of each partner, dispute resolution and dissolution, and actions that require unanimous consent. The Company is responsible for funding the construction of the CAP WDS which is estimated to cost $24 million and SICAN is responsible for project management. On August 24, 2012, JPAR entered into a right of way lease with the Community Water Company Right of Way Trust for a 20-year lease on land used for the construction of CAP WDS at an annual base rent of $0.02 million.

Augusta Resource Corporation
Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2013 and 2012
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

The following is a summary of selected financial information of JPAR which is considered to be a joint operation at June 30, 2013 on a 79.46% basis (December 31, 2012 – 63.08%), except for financial obligations which are accounted for at 100%:

	June 30,	December 31,
Statement of Financial Position	2013	2012
Cash and cash equivalents	$188,675	$73,151
Non-current assets	1,186,005	551,941
Liabilities	(61,083)	(44,825)

	Six months ended June 30,
Statement of Cash Flows	2013	2012
Cash used in operating activities	$-	$-
Cash provided by financing activities	582,704	-
Cash used in investing activites	(467,180)	-
Increase in cash and cash equivalents	115,524	-
Cash and cash equivalents, beginning of period	73,151	-
Cash and cash equivalents, end of period	$188,675	$-

4.	PROPERTY, PLANT, AND EQUIPMENT AND DEPOSITS ON LONG-LEAD EQUIPMENT

					Furniture and	Long-lead
Cost	Land	Water Rights	Vehicles	Buildings	Equipment	Equipment	Total

As at January 1, 2012	$5,679,640	$3,806,144	$412,331	$767,687	$602,956	$-	$11,268,758
Additions	-	-	52,149	15,052	176,586	4,196,803	4,440,590
Disposals	-	-	-	-	-	(2,125,691)	(2,125,691)
Reclassification	-	-	-	-	-	70,443,212	70,443,212
As at December 31, 2012	$5,679,640	$3,806,144	$464,480	$782,739	$779,542	$72,514,324	$84,026,869

As at December 31, 2012	$5,679,640	$3,806,144	$464,480	$782,739	$779,542	$72,514,324	$84,026,869
Additions	590,184	-	-	-	16,016	2,284,011	2,890,211
As at June 30, 2013	$6,269,824	$3,806,144	$464,480	$782,739	$795,558	$74,798,335	$86,917,080

					Furniture and	Long-lead
Accumulated Depreciation	Land	Water Rights	Vehicles	Buildings	Equipment	Equipment	Total

As at January 1, 2012	$-	$-	$187,813	$56,541	$231,007	$-	$475,361
Depreciation	-	-	101,731	24,736	122,809	-	249,276
As at December 31, 2012	$-	$-	$289,544	$81,277	$353,816	$-	$724,637

As at December 31, 2012	$-	$-	$289,544	$81,277	$353,816	$-	$724,637
Depreciation	-	-	45,683	17,040	94,897	-	157,620
As at June 30, 2013	$-	$-	$335,227	$98,317	$448,713	$-	$882,257

Net Book Value:
As at December 31, 2012	$5,679,640	$3,806,144	$174,936	$701,462	$425,726	$72,514,324	$83,302,232
As at June 30, 2013	$6,269,824	$3,806,144	$129,253	$684,422	$346,845	$74,798,335	$86,034,823

Augusta Resource Corporation
Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2013 and 2012
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

As at December 31, 2012 and June 30, 2013, long-lead equipment is not being depreciated as it is not available for use.

Deposits on long-lead equipment

As at January 1, 2012	$78,213,911
Additions	3,900,225
Reclassification to property, plant and equipment	(70,443,212)
As at December 31, 2012 and June 30, 2013	$11,670,924

5.	OTHER ASSETS

			Computer Software,
	Long-term	Other	Net of
	Receivable	Assets	Amortization	Total
As at January 1, 2012	$2,469,895	$135,830	$34,738	$2,640,463
Annual payment	(750,000)	-	-	(750,000)
Interest accretion	311,080	-	-	311,080
Amortization	-	(27,644)	(15,014)	(42,658)
Additions	-	-	929,017	929,017
Total other assets at December 31, 2012	2,030,975	108,186	948,741	3,087,902
Less: current portion of long-term receivable				(750,000)
As at December 31, 2012				$2,337,902
As at December 31, 2012	$2,030,975	$108,186	$948,741	$3,087,902
Annual payment	(750,000)	-	-	(750,000)
Interest accretion	140,082	-	-	140,082
Amortization	-	(6,829)	(36,148)	(42,977)
Additions	-	46,239	209,807	256,046
Total other assets as at June 30, 2013	1,421,057	147,596	1,122,400	2,691,053
Less: current portion of long-term receivable				(750,000)
As at June 30, 2013				$1,941,053

Long-term receivable

On February 28, 2008, the Company completed the sale of its interest in the Mount Hamilton, Shell and Monte Cristo properties to Ely Gold & Minerals Inc. (“Ely”) for consideration of $6.6 million of which $1.6 million was paid on closing and the remaining $5 million (“Ely Receivable”) was payable in annual instalments of $1 million (“Annual Payment”) over a five year period.

Augusta Resource Corporation
Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2013 and 2012
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

On November 16, 2009, the Company extended the Annual Payment for two additional years and revised the annual payment schedule as follows:

Due Date	Amount
June 1, 2010 (Paid)	$250,000
June 1, 2011 (Paid)	500,000
June 1, 2012 (Paid)	750,000
June 1, 2013 (Paid)	750,000
June 1, 2014	750,000
June 1, 2015	1,000,000
Total receivable	4,000,000
Annual payments received	(2,250,000)
Current portion	(750,000)
Long-term portion	$1,000,000

The fair value of the long-term portion of the receivable at June 30, 2013 was $0.67 million (December 31, 2012 - $1.28 million).

The Company holds 1.62 million Ely common shares which are accounted for as held for trading securities. Changes to the fair value of the common shares are recognized in the statement of comprehensive loss. As at June 30, 2013, the Ely common shares have a fair value of $0.17 million (December 31, 2012 - $0.26 million) and are recorded in short-term investments.

6.	MINERAL PROPERTIES AND DEVELOPMENT COSTS

Mineral properties costs:
As at June 30, 2013 and December 31, 2012	$24,592,564

The Company purchased 100% of Rosemont, which is in Pima County, Arizona located approximately 50 kilometres southeast of Tucson and near a number of large porphyry type producing copper mines. The property remains subject to a 3% net smelter royalty. The Rosemont property is comprised of 30,000 acres (12,140 hectares) of patented and unpatented claims, fee land and surface grazing rights. On September 16, 2010, the Company entered into the EI Agreement with UCM, whereby UCM can earn up to a 20% interest in Rosemont by funding up to $176 million of pre-construction and construction costs (Note 3a).

Development costs consist of:
As at January 1, 2012	$119,014,472
Permitting, engineering and on-going support activities	28,239,085
Capitalized loan interest and financing charges	3,926,948
Capitalized stock-based compensation	1,527,532
As at December 31, 2012	152,708,037
Permitting, engineering and on-going support activities	11,754,112
Capitalized loan interest and financing charges	2,595,927
Capitalized stock-based compensation, net of forfeitures	(118,444)
As at June 30, 2013	$166,939,632

Augusta Resource Corporation
Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2013 and 2012
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

7.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	June 30,	December 31,
Due within the year	2013	2012
Trade payables and accrued liabilities	$573,180	$882,253
Project related payables	3,700,661	5,338,015
	$4,273,841	$6,220,268

8.	LONG-TERM DEBT

	June 30,	December 31,
	2013	2012
Red Kite Loan	$89,433,682	$86,837,755
Less:
Current portion of long-term debt	-	-
Long-term portion	$89,433,682	$86,837,755

The Company has an $83 million senior secured loan (the “Loan”) and copper concentrate off-take agreement with RK Mine Finance Trust I (“Red Kite”). The Loan bears interest at 3-month LIBOR plus 4.50% (June 30, 2013 – 4.78% and December 31, 2012 – 4.84%) compounded quarterly and matures on the earlier of July 21, 2014 or the date of closing of a Rosemont senior debt financing facility. The Company has the option to repay the loan without penalty at any time prior to maturity and the loan is collateralized against the Company’s assets, including the shares of the Company’s subsidiary which holds the Rosemont assets. The Loan includes specified loan covenants which are assessed regularly and the Company believes it is in compliance with these covenants.

As part of the loan agreement, the Company issued to Red Kite 1,791,700 warrants exercisable at US$3.85 per share and expires between April 22, 2014 and July 22, 2015. Under the terms of the off-take agreement, the Company will supply Red Kite with 20% of Rosemont’s copper concentrates production per year when Rosemont commences commercial production and ends when cumulative 1.5 million dry metric tonnes have been delivered to Red Kite. The off-take agreement includes market pricing.

Financing costs were deducted from the loan and is accreted to its estimated cash outflow using the effective interest method. For the six months ended June 30, 2013 and 2012, the Company recorded interest expense of $2.61 million and $1.94 million, respectively, which were calculated based on an effective interest rate of 5.97% (June 30, 2012 – 6.12%) and have been capitalized to development costs.

9.	SHARE CAPITAL

a)	Authorized:	Unlimited number of common shares without par value

b)	Issued:	See Condensed Consolidated Interim Statements of Changes in Equity

c)	Stock options

The Company has a stock option plan providing for the issuance of options that, combined with the RSU Plan (as defined below), shall not at any time exceed 10% of the total number of issued and outstanding common shares of the Company on grant date. The Company may grant options to directors, officers, employees, consultants and other personnel of the Company or its subsidiaries. The exercise price of each option cannot be lower than the market price of the shares on the closing price of the Company’s common shares on the Toronto Stock Exchange the day before the grant date. Options generally vest ratably over periods of up to three years and may expire within 5 years but no later than 10 years from the date of grant as determined by the Board.

Augusta Resource Corporation
Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2013 and 2012
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

The following table summarizes the Company’s stock options outstanding as at December 31, 2012 and June 30, 2013:

		Weighted
		Average
	Number of	Exercise Price
	Shares	(Cdn$)
Outstanding as at January 1, 2012	6,663,504	$2.41
Granted	1,183,500	2.85
Exercised	(790,002)	2.12
Forfeited	(131,667)	3.87
Expired	(150,000)	3.61
Outstanding as at December 31, 2012	6,775,335	3.14
Granted	1,525,000	2.59
Exercised	(16,667)	0.68
Forfeited	(6,001)	3.10
Expired	(425,000)	4.04
Outstanding as at June 30, 2013	7,852,667	$2.99

During the six months ended June 30, 2013, a total of 16,667 stock options were exercised at a weighted average exercise price of Cdn$0.68. The weighted average share price when the stock options were exercised was Cdn$2.45.

The following assumptions were used in the Black-Scholes Option Pricing Model to determine the fair value of the stock options granted during the six months ended June 30, 2013 and 2012:

	2013	2012
Expected life in years	4.50	4.50
Expected weighted average annual volatility	88%	87%
Expected weighted average dividend yield	0%	0%
Weighted average risk-free interest rate	1.49%	1.31%
Weighted average fair value of each option	$1.71	$1.70

The Company estimates the forfeiture rate at less than 1.0% . The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the option is indicative of future trends, which may or may not necessarily be the actual outcome.

Augusta Resource Corporation
Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2013 and 2012
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

The following table summarizes the stock options outstanding as at June 30, 2013:

	Options Outstanding			Options Exercisable
			Weighted			Weighted
		Weighted	Average		Weighted	Average
		Average	Remaining		Average	Remaining
	Number of	Exercise	Contractual	Number of	Exercise	Contractual
Exercise Prices	Outstanding	Price	Life	Exercisable	Price	Life
(Cdn$)	Options	(Cdn$)	(Years)	Options	(Cdn$)	(Years)
$0.68 - $1.13	1,508,334	$0.71	0.89	1,508,334	$0.71	0.89
$1.14 - $1.92	25,000	1.92	1.88	25,000	1.92	1.88
$1.93 - $2.30	182,666	2.10	4.52	78,664	2.11	4.61
$2.31 - $3.61	2,850,834	2.79	4.03	919,174	2.91	3.36
$3.62 - $4.97	3,285,833	4.27	3.22	2,110,339	4.31	4.05
	7,852,667	$2.99	3.09	4,641,511	$2.81	2.88

d)	Share Purchase Warrants

The following table summarizes the outstanding share purchase warrants as at December 31, 2012 and June 30, 2013 (Note 8):

	Exercise		December 31,				June 30,
	Price	Expiry Date	2012	Issued	Exercised	Expired	2013
Warrants	$3.85	April 22, 2014	416,749	-	-	-	416,749
Warrants	$3.85	July 22, 2015	1,374,951	-	-	-	1,374,951
			1,791,700	-	-	-	1,791,700

Under IAS 32, Financial Instruments Presentation, warrants having a strike price other than the functional currency of the issuer are classified as a derivative liability and are fair valued at each balance sheet date. On September 12, 2012, the Company changed the exercise price of the warrants from Canadian to US dollars, which is the Company’s functional currency (Note 8). This modification resulted in a classification change from a derivative liability to an equity instrument. Prior to the modification, the Company had recognized a $1.21 million gain from changes in the fair value of the warrants for the six months ended June 30, 2012.

e)	Restricted Share Units and Restricted Shares

The Restricted Share Units and Restricted Shares Plan (“RSU Plan”) was created to align the directors’, employees’, and consultants’ (collectively the “Participants”) interest with the shareholders’ interest. The fair value of the restricted share units issued under the RSU Plan can either be paid out in cash or in common shares at the sole discretion of the Board.

The Company’s policy is to payout in common shares. The RSU Plan, combined with the stock option plan, shall not at any time exceed 10% of the total number of issued and outstanding common shares of the Company on grant date. The restricted shares are issued from treasury with vesting conditions, as determined by the Board, on grant date and the shares underlying the restricted share units are issued on the date vesting conditions are met. The fair value of the restricted shares and restricted share units is charged to the statement of comprehensive loss over its vesting period with a corresponding credit to reserves. The fair value of restricted shares issued to project Participants is capitalized to development costs over the vesting period. Upon vesting and the Company’s issue of shares, the fair value is transferred to share capital.

Augusta Resource Corporation
Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2013 and 2012
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

On March 26, 2013, the Company issued an aggregate of 235,000 restricted shares and restricted share units to its officers at a price of $2.62 (Cdn$2.66) per share and vest over two years with a certain vesting condition. The vesting condition is for one half vesting on first anniversary provided the Rosemont copper project is in construction with the remainder vesting on the second anniversary. The Company also issued 100,000 restricted shares and restricted share units to its directors which one half vested immediately with the remainder vesting after one year.

The Company had previously issued a number of restricted shares with a vesting condition that is tied to the issuance of the ROD by a specified date. On June 30, 2013, the Company determined that the condition would not be met and applied a 100% forfeiture to the value of these restricted shares.

The following table summarizes the number of unvested restricted shares and restricted share units as at December 31, 2012 and June 30, 2013:

	December 31,			June 30,
Issue dates	2012	Issued	Vested	2013
Restricted shares
February 4, 2010	63,012	-	(63,012)	-
February 10, 2011	260,000	-	-	260,000
February 25, 2011	100,000	-	-	100,000
January 30, 2012	135,000	-	(44,999)	90,001
March 26, 2013	-	165,000	(10,000)	155,000
	558,012	165,000	(118,011)	605,001
Restricted share units
February 4, 2010	18,667	-	(18,667)	-
February 10, 2011	155,000	-	-	155,000
January 30, 2012	55,000	-	(18,333)	36,667
May 7, 2012	20,000	-	(6,666)	13,334
March 26, 2013	-	170,000	(40,000)	130,000
	248,667	170,000	(83,666)	335,001
Total	806,679	335,000	(201,677)	940,002

Augusta Resource Corporation
Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2013 and 2012
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

10.	SUPPLEMENTAL CASH FLOW INFORMATION

a)	Changes in working capital items

	Six months ended June 30,
	2013	2012
Accounts receivable	$(81,590)	$(43,479)
Due from related parties	(116,213)	(48,545)
Prepaids and other	(227,778)	(56,141)
Accounts payable and accrued liabilities	(290,327)	(206,697)
	$(715,908)	$(354,862)

Interest received	$16,882	$43,553
Interest paid	-	-

b)	Accounts receivable

	June 30,	December 31,
	2013	2012
UCM receivable	$6,145,576	$4,477,950
Other	148,525	70,082
	$6,294,101	$4,548,032

Included in accounts receivable as at June 30, 2013 is a $6.1 million (December 31, 2012 - $4.5 million) receivable from UCM for their share of advances and loans made by the Company to the Rosemont project (Note 3a). The Company holds no collateral for any receivable outstanding as at June 30, 2013 and anticipates full recovery of these amounts.

11.	RELATED PARTY TRANSACTIONS

The Company shares rent, salaries and administrative services with companies related by common directors and officers (the “Related Companies”). As at June 30, 2013, included in due from related parties was $0.09 million (December 31, 2012 - $0.02 million).

On July 1, 2010, the Company and the Related Companies formed a management services company (“ManCo”) to share personnel costs, office rent and other administration costs under a management services agreement. Costs incurred by the ManCo are allocated between the related companies based on time incurred and use of services and are charged at cost. Each company holds an equal share in ManCo. For the three and six months ended June 30, 2013, ManCo charged the Company $0.31 million and $0.63 million (three and six months ended June 30, 2012 - $0.31 million and $0.63 million) for its share of salaries, rent and other administrative expenses.

Augusta Resource Corporation
Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2013 and 2012
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the three and six months ended June 30, 2013 and 2012 are as follows:

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Salaries and benefits	$550,977	$536,103	$1,099,721	$1,055,621
Stock-based compensation	611,378	383,909	1,223,205	1,615,961
	$1,162,355	$920,012	$2,322,926	$2,671,582

12.	FINANCIAL INSTRUMENTS

IFRS 13, Financial Instruments: Disclosures, establishes a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs). The Company’s financial instruments include: cash and equivalents, accounts receivable, short-term investments, due from related parties, long-term receivable, accounts payable and accrued liabilities, and long-term debt and approximates their fair values. The cash and cash equivalents, accounts receivable, short-term investments, and accounts payable are classified as Level 1 on the fair value hierarchy. The long-term receivable and long-term debt is classified as Level 3 on the fair value hierarchy.

Risks arising from financial instruments and risk management

The Company’s activities expose it to a variety of financial risks, market risk (including foreign exchange risk), credit risk, and liquidity risk. Reflecting the current stage of development of Rosemont, the Company’s overall risk management program focuses on facilitating the Company’s ability to continue as a going concern and seeks to minimize potential adverse effects on the Company’s ability to execute its business plan.

Risk management is the responsibility of the corporate finance function. Material risks are identified and monitored and are discussed by senior management and with the audit committee of the Board.

Foreign exchange risk

The Company is exposed to currency risks on its Canadian dollar and Mexican peso denominated working capital balances due to changes in the USD/CAD and USD/MXP exchange rates and the functional currency of the Company.

The Company issues equity in Canadian dollars but the majority of its expenditures are in U.S. dollars. The Company purchases U.S. dollars based on its near term forecast expenditures and does not hedge its exposure to currency fluctuations.

Augusta Resource Corporation
Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2013 and 2012
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

The Company is primarily exposed to currency risk through the following assets and liabilities denominated in Canadian dollars:

	June 30,	December 31,
	2013	2012
Cash and cash equivalents	$243,061	$371,288
Accounts receivable	125,390	55,475
Short-term investments	178,365	259,440
Prepaid expenses	56,954	22,449
Accounts payable and accrued liabilities	(445,221)	(575,752)
	$158,549	$132,900

Based on the net Canadian dollar denominated asset and liability exposures as at June 30, 2013, a 10% change in the USD/CAD exchange rate will impact the Company’s earnings by approximately $0.02 million (June 30, 2012 - $0.34 million).

Credit risk

Credit risk arises from cash and cash equivalents held with banks and financial institutions and receivable from our partner, as well as credit exposure on outstanding receivables. The maximum exposure to credit risk is equal to the carrying value of the financial assets.

The Company’s excess cash and cash equivalents are held at a large Canadian chartered bank and a large US bank and are invested in either short-term GICs or high interest saving accounts. Management believes the risk of loss is remote.

The other asset relates to an Ely receivable, which has a carrying value of $1.42 million and is payable over the next two years to June 1, 2015. In the event that Ely does not make the required payments (Note 5), the Company can take back the common shares of DHI Minerals and DHI Minerals US or the properties in question. Should the Company reacquire the DHI shares or properties, an asset impairment assessment may be required.

Liquidity risk

Liquidity risk arises through excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements as they become due. This is achieved through the management of its capital structure and debt leverage.

Based on the Company’s planned expenditures on permitting, engineering and on-going support activities at the Rosemont project for the next twelve months, the Company will require additional debt or equity financings to meet its obligations as they become due. Recent upheavals in the financial markets worldwide, particularly for publicly-traded mining companies, could make it very difficult for the Company to raise funds. Such funding may not be available on commercially acceptable terms or at all. The Company’s failure to meet its ongoing obligations on a timely basis or raise additional funds that may be required could result in a delay or indefinite postponement of further exploration and development of the Company’s property or the loss or substantial dilution of any of its property interests.

Augusta Resource Corporation
Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2013 and 2012
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

Equity price risk

The Company is exposed to price risk with respect to equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market.

Capital risk management

The Company’s objectives in managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of the Rosemont property and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk level.

Similar to other mining companies in the development stage, the Company may enter into discussions with certain parties to provide funding for the Company to execute its business plan. On September 16, 2010, the Company entered into an EI Agreement with UCM to earn up to a 20% interest in the Rosemont project by contributing cash of up to $176 million to fund permitting, engineering and ongoing Rosemont expenditures through to construction. The 2012 Feasibility Study update estimated the capital cost of the mill and mining equipment and all related construction costs including mine pre-development costs at $1.23 billion. Funding for the project could come from a number of sources, including project financing, off-take agreements, sale of future metal streams and from capital markets.

There are no externally imposed capital requirements. In the management of capital, the Company includes the components of shareholders’ equity, long-term debt and current liabilities. The Company manages the capital structure and makes adjustments in light of changes in economic and market conditions (including receptivity of the capital markets to new equity or debt issuances) and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue new shares, issue new debt or dispose of assets and/or consider strategic alliances including joint venture partners.

In order to facilitate the management of its capital, the Company prepares an annual budget that is updated periodically to account for changes in the timing of expenditures and market conditions. The annual budget is approved by the Board.

The Company’s investment policy is to invest its excess cash in highly-liquid, short-term interest-bearing investments. The investments are selected based on the expected timing of expenditures from continuing operations. In order to maximize ongoing development efforts, the Company does not pay out dividends.

The capital requirements for the next twelve months will include scheduled deposits for long-lead equipment purchases, the ongoing cost of permitting, engineering and on-going support activities at the Rosemont project as well as for administration expenses. Rosemont expenditures will be funded from the Company’s existing cash reserves and proceeds from potential future financings to meet its ongoing commitments and capital purchases.

Augusta Resource Corporation
Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2013 and 2012
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

13.	COMMITMENTS

The following table lists the known contractual obligations at June 30, 2013:

	Less than 1			More than 5
in U.S. dollars	year	1-3 years	3-5 years	years	Total
Accounts payable and accrued liabilities	$4,273,841	$-	$-	$-	$4,273,841
Long-term debt (Note 8)	-	95,225,378	-	-	95,225,378
JPAR and right of way	1,607,687	-	-	-	1,607,687
Deposits on long-lead equipment purchases	-	60,795,405	-	-	60,795,405
Operating lease obligations	366,850	728,227	317,092	10,378	1,422,547
	$6,248,378	$156,749,010	$317,092	$10,378	$163,324,858

For purchase agreements related to long-lead time equipment the Company has included or intends to include in such agreements provisions which will allow it under certain circumstances and conditions to assign/transfer/or sell the contracts to third parties. In the event that the Company does not make the necessary progress payments through to completion of the contract, amounts paid to-date are not refundable.

In February 2010, the Company signed a definitive agreement with Silver Wheaton Corporation (“Silver Wheaton”) for the sale of all of the Company’s silver and gold produced from Rosemont. Silver Wheaton will pay the Company upfront cash payments of $230 million and production payments of $3.90 per ounce of silver and $450 per ounce of gold delivered, or the prevailing market price, if lower, during the mine life. The drawdown of the cash payments is subject to the Company receiving the ROD and the arrangement of project financing.

In September 2010, the Company, pursuant to an earn-in agreement with UCM to earn a 20% interest in Rosemont, entered into an off-take agreement with the Korean consortium for the sale of 30% of copper concentrate and molybdenum concentrate produced annually from Rosemont.

The Company signed off-take agreements with Red Kite for the sale of 20% of Rosemont’s copper concentrate production to a maximum of 1.5 million dry metric tonnes.

14.	SEGMENTED INFORMATION

The Company operates in one industry – mineral resource and development. The Company does not generate any significant revenue from its operations and the majority of non-current assets are in Canada and the U.S. As at June 30, 2013, the Company’s non-current assets in Canada were $0.82 million (December 31, 2012 - $1.39 million) and in the U.S. were $290.36 million (December 31, 2012 - $273.22 million). Non-current assets for this purpose consist of deposits on long-lead equipment, development costs, property, plant and equipment, mineral properties and other assets.

Augusta Resource Corporation
Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2013 and 2012
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

The following table summarizes the net comprehensive loss by geographic location for the three and six months ended June 30, 2013 and 2012:

	Three months ended		Six months ended
	June 30,		June 30,
	2013	2012	2013	2012
Canada	$(1,165,446)	$(549,531)	$(2,630,403)	$(1,436,256)
U.S.	(620,660)	(675,756)	(1,366,151)	(1,256,530
Net comprehensive loss	$(1,786,106)	$(1,225,287)	$(3,996,554)	$(2,692,786)

15.	SUBSEQUENT EVENTS

a)

On August 14, 2013, the Company entered into a Notes Purchase Agreement with two of its existing major shareholders, one of which is an officer and director of the Company, providing for the Company to issue an aggregate of Cdn $10 million in convertible unsecured notes of the Company (the “Notes”). The closing date for the issue of the Notes is scheduled to occur on or about September 4, 2013. The Notes will have a 5 year maturity date, bear interest at 7% per annum, and will have a conversion price equal to a premium of 30% of the volume weighted average trading price of the Company’s Common Shares on the TSX for the five trading days prior to the closing date. The issue of the Notes is subject to customary conditions precedent, including receipt of all necessary regulatory and TSX approvals, certain early termination provisions and condition precedents solely in favour of the Issuer.

b)

On August 9, 2013, the Company’s wholly-owned subsidiary, Rosemont Copper Company, together with its joint venture partners, LG International Corp. and Korea Resources Corporation, announced the signing of a project financing mandate letter (the “Mandate Letter”) with a syndicate of 12 international financial institutions (the “Mandated Lead Arrangers” or “MLAs”). The Mandate Letter sets out an exclusive arrangement with the MLAs describing the activities needed to arrange a limited recourse loan facility for the construction of the Company’s Rosemont Copper Project in Arizona. The proposed senior secured debt is expected to provide all of the debt required for Rosemont, including a cost overrun component. The Mandate Letter also specifies the roles and responsibilities of the MLAs, appoints certain MLAs to agent roles and stipulates certain fees payable to the MLAs and agents.

c)

On August 8, 2013, the Company’s wholly-owned subsidiary, Cobre Verde de Mexico, S.A. de C.V. (“Cobre Verde”) was awarded a 25 year concession by the Administracion Portuaria Integral de Topolobampo, S.A. de C.V. (“API”) to build and operate a copper concentrate export facility at the Port of Topolobampo, Sinaloa, Mexico, subject to execution of final concession documentation. The facility, which will be built on a 54,500 square meter site at the Port of Topolobampo, will manage bulk concentrate receiving, storage, and reclaim for load-out onto transport ships. The Company is evaluating the use of the terminal for the export of copper concentrates. The Company has engaged National Bank Financial Inc. as its exclusive financial advisor in connection with a potential transaction involving a direct or indirect investment by third parties in Cobre Verde. This process, and any potential transaction, is expected to conclude during the third quarter of 2013.